UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Notice of Results

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated January 19, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: January 19, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Notice of Results

RNS Number : 7241Z
CSR plc
19 January 2011

19th January 2011
CSR plc (‘CSR’ or ‘the Company’)
Fourth Quarter and 2010 results

CSR today announces that it has scheduled a presentation and conference call for 9th February 2011 to discuss the Company's financial results for the fourth quarter and 2010 full year.

UK Presentation
Live Presentation

Time:	9.00am UK time Location: UBS Office, 1 Finsbury Avenue, London, EC2M 2PP
Live video webcast:	Available on the investor relations pages of the CSR website (www.csr.com)
Dial-in via telephone:	UK Toll Free: 0800 368 1916; US Toll Free: 1866 978 9967; Rest of the world: +44 (0)20 3140 0723
Replay of UK Presentation
Video webcast:	Available to view on demand on the investor relations pages of the CSR website (www.csr.com) from approximately 3.00pm UK time, 9th February 2011
Audio-only replay:	Available on the investor relations pages of the CSR website (www.csr.com) for one week
Dial-in replay:	UK Toll Free: 0800 368 1890; Access Code: 375662#, or +44 (0)20 3140 0698 (outside the UK)
US Conference Call Live Conference Call
Time:	9.00 am EST on 9th February 2011
Dial-in via telephone:	US Toll Free: 1866 978 9967
Live audio webcast:	Available on the investor relations pages of the CSR website (www.csr.com)
Replay of US Conference Call
Audio webcast:	Available on the investor relations pages of the CSR website (www.csr.com) from approximately 3:00 pm EST time, 9th February 2011.
Dial-in replay:	US Toll Free: 1877 846 3918; Access Code: 375664#, or +44 (0)20 3140 0698 (outside the US)

Enquiries:
Will Gardiner at CSR: +44 (0) 1223 692 000
James Melville-Ross/ Haya Herbert-Burns / Tracey Bowditch at FD:  +44 (0) 20 7831 3113

US Investors
Kristine Mozes at Mozes Communications LLC:  +1 781 652 8875

This information is provided by RNS
The company news service from the London Stock Exchange

END

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